Exhibit 99.5

CONSENT OF QUALIFIED PERSON

The undersigned hereby consents to being named, in the prospectus supplement forming part of the Registration Statement on Form F-10, as amended (File No. 333-292328) (the “Registration Statement”), of Osisko Development Corp. (the “Company”), as a qualified person who reviewed and takes responsibility for the scientific, geological, and technical information contained in (i) the management's discussion and analysis of the Company for the three and twelve months ended December 31, 2024, and (ii) the management's discussion and analysis on the operations and financial position of the Company as of September 30, 2025 and for the three and nine months ended September 30, 2025 and 2024 (collectively, the “Disclosure”), which were reviewed and approved by Victor Gauthier, Maggie Layman, Daniel Downton and Eryn Doyle, in their previous capacities as the designated qualified persons of the Company at the time of such review, which Disclosure is incorporated by reference into the Registration Statement, as amended or supplemented. The undersigned further consents to the use of the Disclosure, or any portion thereof, and to the inclusion of the information derived from the Disclosure included or incorporated by reference in the prospectus supplement forming part of the Registration Statement.

By:	/s/ Scott Smith
Name:	Scott Smith, P.Geo
Vice President, Exploration
Osisko Development Corp
Date:	January 26, 2026